EXHIBIT 99.1

June 18, 2008

Dear Shareholder,

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE’s executive offices at 8 Hapnina Street, Ra’anana, Israel, on July 29, 2008 at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s board of directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Voting Instruction Card and then, at your earliest convenience, mail it in the envelope provided.

NICE urges all of its shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.

Sincerely,

Haim Shani
Chief Executive Officer

NICE SYSTEMS LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2008

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held on July 29, 2008 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel, for the following purposes:

1.	To elect six (6) directors (excluding “outside directors”) to the board of directors of the Company;

2.	To approve the compensation of the directors (all of whom are independent directors);

3.	To approve a special annual fee to the Chairman of the board of directors;

4.	To re-appoint the Company’s independent auditors and to authorize the Company’s board of directors to fix their remuneration;

5.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2007.

Approval of matters 1, 2, 3 and 4 above, will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon. Matter 5 will not involve a vote.

Shareholders of record at the close of business on June 24, 2008, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

By Order of the Board of Directors, Yechiam Cohen Corporate Secretary

Date: June 18, 2008

Table of Contents

2008 Annual General Meeting of Shareholders

Solicitation of Proxies

Record Date; Outstanding Voting Securities; Voting Rights

Security Ownership By Certain Beneficial Owners

Item	1: Election of Directors

Item	2: Approval of Directors’Compensation (All of Whom are Independent Directors)

Item	3: Approval of Chairman’s Special Annual Fee

Item	4: Reappointment of Independent Auditors

Item	5: Consideration of the Annual Financial Statements

NICE SYSTEMS LTD.
8 Hapnina Street, Ra’anana
Israel

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on June 24, 2008, in connection with the solicitation by the board of directors of proxies for use at the 2008 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on July 29, 2008 at 11:00 a.m., at the offices of the Company, 8 Hapnina Street, Ra’anana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 8 Hapnina Street, Ra’anana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the board of directors.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 24, 2008 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On June 17, 2008, the Company had 60,598,935 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of June 17, 2008 (unless otherwise specified below), the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

The information contained herein has been obtained from information furnished to the Company.

Name	Number of Shares	Percentage of Outstanding Shares[1]
Massachusetts Financial
Services Company and affiliates[2]
500 Boylston St.
Boston, MA 02116	3,040,862	5.0%

1Based upon 60,598,935 ordinary shares issued and outstanding on June 17, 2008.
1Based upon a Schedule 13G for the period ended December 31, 2007, filed by Massachusetts Financial Services Company with the SEC on February 8, 2008.

ITEM 1

ELECTION OF DIRECTORS

Under the Company's articles of association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company's shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect six (6) members to the board of directors, aside from the two outside directors of the Company. The Company's two outside directors were elected at the 2007 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law.

The Company's nominations committee and board of directors have proposed the following six (6) nominees as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company's articles of association and applicable law: Mr. Ron Gutler, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. John Hughes and Mr. David Kostman.

The following information is supplied with respect to each director nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. All of the Company's directors qualify as "independent directors," as defined by the Nasdaq rules.

        Ron Gutler has served as a director of NICE since May 2001 and Chairman of the Board since May 2002. Mr. Gutler is currently the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate investment company, a member of the Advisory Board of Poalim Real Estate (part of Poalim Capital Market Group) and a director of Psagot Ofek Investment House and Eshel Shekel Bonds Ltd. Between 2000 and 2002, he managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutsche Bank). Between 1987 and 1999, he held various positions with Bankers Trust, where Mr. Gutler headed its trading and sales activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor's degree in Economics and International Relations and a Master's degree in Business Administration, both from the Hebrew University in Jerusalem.

        Joseph Atsmon has served as a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002. Mr. Atsmon currently serves as a director of Ceragon Networks Ltd., Radvision Ltd. and Vocaltec Communications Ltd. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty-year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon holds a Bachelor's degree in Electrical Engineering from the Technion - Israel Institute of Technology.

        Rimon Ben-Shaoul has served as a director of NICE since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and CEO of Koonras Technologies Ltd., a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company. Mr. Ben-Shaoul also serves as Chairman of Nipson Digital Printing Systems PLC and as a director of Dor Chemicals Ltd., MIND C.T.I. Ltd., BVR Systems Ltd., Cimatron Ltd. and several private companies. In addition, he is the President and CEO of Polar Communications Ltd., which manages media and communications investments. Between 1997 and 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor's degree in Economics and Statistics and a Master's degree in Business Administration, both from Tel-Aviv University.

        Yoseph Dauber has served as a director of NICE since April 2002. Mr. Dauber has served in various senior positions at Bank Hapoalim since 1973. Until June 2002, Mr. Dauber was Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. From 1994 to June 2002, Mr. Dauber served as Chairman of the Isracard Group. Mr. Dauber also served as Chairman of Poalim American Express from 1995 to July 2002. From 2002 to 2003, he served as Chairman of the Israel Maritime Bank Ltd. Mr. Dauber currently serves as a member of the Board of Bank Hapoalim. He also serves as a director of Clal Insurance Holdings Ltd., Vocaltec Communications Ltd., Lodzia Rotex Ltd., Afcon Industries Ltd. and Micromedics Ltd. Mr. Dauber holds a Bachelor's degree in Economics and Statistics from the Hebrew University in Jerusalem and a Master's degree in Law from Bar Ilan University.

        John Hughes has served as a director of NICE since November, 2002. Mr. Hughes is currently the Non-Executive Chairman of Intec Telecom Systems plc and Telecity Group plc and Non-Executive Deputy Chairman of Parity Group plc. From December 2000 to July 2004, he held senior executive positions at Thales Group, most recently as Executive Vice President and CEO of all civil activities for the Group. From 1997 to 2000, he held various positions with Lucent Technologies, including President of its GSM/UMTS division. From 1991 to 1997, Mr. Hughes served as Director of Convex Global Field Operations within the Hewlett Packard Company. Prior to that, Mr. Hughes held various positions with UK and US companies. Mr. Hughes also serves as Non-Executive Director of Spectris plc and Barco N.V. Mr. Hughes holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

        David Kostman served on the board of directors of NICE between 2001 and 2007. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq listed apparel manufacturer. From 2000 until 2002, he was President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq listed internet and software company. Mr. Kostman holds a Bachelor's degree in Law from Tel Aviv University and a Master's in Business Administration from INSEAD.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

1.a.	"RESOLVED, that Mr. Ron Gutler be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.b.	"RESOLVED, that Mr. Joseph Atsmon be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.c.	"RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.d.	"RESOLVED, that Mr. Yoseph Dauber be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.e.	"RESOLVED, that Mr. John Hughes be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

1.f.	"RESOLVED, that Mr. David Kostman be elected to serve as a member of the board of directors of the Company until the next annual general meeting of the Company, effective immediately."

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

APPROVAL OF NON-EXECUTIVE DIRECTORS' CASH COMPENSATION

On March 6, 2008, the regulations promulgated under the Israeli Companies Law concerning compensation of "outside directors" (as defined under the Companies Law) in public companies were amended to, among other things, set higher cash compensation rates. Pursuant to such amendment, the Company's board of directors was required, in order to comply with such regulations, to promptly increase the cash component of the compensation of its outside directors to the minimum annual fee of NIS 58,500 (currently equivalent to $17,515) and the minimum meeting attendance fee (including meetings of committees of the board of directors) of NIS 2,060 (currently equivalent to $617), effective from March 6, 2008. The regulations also require that the compensation of outside directors not exceed the average compensation of the other directors. However, changing the compensation of our other directors requires shareholder approval under the Companies Law. Accordingly, at the Meeting, our shareholders will be asked firstly to approve the requisite increase in the cash compensation of our other directors, effective from March 6, 2008, subject to pro-ration of the annual fee for a partial year.

The compensation rates of the outside directors under said regulations had not been updated for years, while the business of the Company has grown substantially. The shareholders of the Company previously approved compensation for each director consisting of an annual fee of $15,000, a meeting attendance fee of $600 and an annual grant of options to purchase 5,000 of the Company's ordinary shares at the market price on the date of grant. The Chairman of the board of directors receives additional compensation (see Item 3 below).

Under the Israeli Companies Law, as opposed to the corporate law governing companies incorporated in the United States, shareholder approval of all elements of director compensation is required. Under the "relative" compensation alternative set forth in the amended regulations, the compensation paid to outside directors is based on the compensation paid to "other directors" (which excludes those that perform special functions) from time to time. In order to conform to the principle of the amended regulations to increase the cash compensation of directors, the Company proposes to increase the cash component of the compensation of all its directors in accordance with the revised rates set forth in the amended regulations. The Company proposes to pay the cash component of the compensation to its directors in New Israeli Shekels (NIS) in order to ensure ongoing compliance with the Companies Law and the regulations promulgated thereunder, which are denominated in NIS.

Specifically, at the Meeting, the shareholders will be asked to approve the payment to the Company's directors, including its outside directors, who may serve from time to time, of cash compensation in the amount of NIS 90,000 (currently equivalent to $26,946) per year and NIS 3,250 (currently equivalent to $973) per meeting (including for meetings of committees of the board of directors), effective from the date of the Meeting.

The currency translations set forth in this Item 2 and Item 3 are based on the representative exchange rate published by the Bank of Israel on June 17, 2008. As contemplated by the applicable regulations, the cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007.

Pursuant to the Companies Law, the proposed increase in the cash component of the compensation of our directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The proposed changes in compensation described above have been approved by the internal audit committee, the compensation committee and the board of directors.

2.a.	"RESOLVED, that the cash compensation of each director (excluding the outside directors, whose compensation is set at this amount), effective March 6, 2008, be increased to and set at NIS 58,500 per year and NIS 2,060 per meeting, as set forth in Item 2 of the Proxy Statement."

2.b.	"RESOLVED, that the cash compensation of each director (including the outside directors), who may serve from time to time, effective from the date of the Meeting (or the date of such director's election or appointment, if later), be increased to and set at NIS 90,000 per year and NIS 3,250 per meeting, as set forth in Item 2 of the Proxy Statement."

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.

ITEM 3

APPROVAL OF CHAIRMAN'S SPECIAL ANNUAL FEE

In line with the change of directors' fees to NIS instead of U.S. dollars, the Company proposes to increase the Chairman's special annual fee and set a fixed NIS amount. Currently the Chairman is entitled to a special annual cash fee of $36,000 in addition to the compensation paid to each other director (see Item 2 above). The Chairman is also entitled to an annual grant of 15,000 options (instead of the 5,000 options granted to the other directors). The role of the Chairman at our Company requires the devotion of much time and attention and the increase in the special annual fee is intended to compensate the Chairman for such contribution. The Company believes that a special annual cash fee of NIS 180,000 (currently equivalent to $53,892) is fair and reasonable.

Pursuant to the Companies Law, the compensation of directors requires the approval of the internal audit committee, the board of directors and the shareholders, in that order. The increase in the Chairman's special annual fee described above has been approved by the internal audit committee, the compensation committee and the board of directors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the proposed special annual cash fee of the Chairman of the board of directors in the amount of NIS 180,000, as set forth in Item 3 of the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company's audit committee and board of directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company's audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the audit committee of the Company."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company's audited financial statements for the year ended December 31, 2007 are included in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 14, 2008. The Annual Report is also available on the Company's website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: June 18, 2008